UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 1, 2023

(Date of Report (Date of earliest event reported))

Luxus Argyle LLC

(Exact name of registrant as specified in its charter)

Delaware	87-4757457
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

270 Ave of the Americas, 7th Floor – 1071 New York, NY	10020
(Address of principal executive offices)	(Zip Code)

(212) 300-9890
Registrant’s telephone number, including area code

Series Interests of the Company
(Title of each class of securities issued pursuant to Regulation A)

 Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

Luxus Argyle LLC (the “Company”) will be unable to timely file its Form 1-K for the year ended December 31, 2022, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

Extension of Closing Date

Upon completion and filing of the Form 1-K the offering will be extended to December 5, 2023.

Filing of Form of Escrow Agreement

The Company is filing with the Commission its amended Escrow Agreement with North Capital Private Securities Corporation as Exhibit 8.1 to this Current Report on Form 1-U.

EXHIBHT INDEX

1.1	Dalmore Broker Dealer Agreement*
2.1	Certificate of Formation of LUXUS Argyle LLC*
2.2	Limited Liability Company Agreement of LUXUS Argyle LLC*
2.3	Series Designation of Series Argyle 01*
2.4	Series Designation of Series Golden Dahlia 02*
2.5	Series Designation of The Flawless Collection Series 03
4.1	Form of Subscription Agreement for a series of LUXUS Argyle LLC*
6.1	Purchase Agreement – Series Argyle 01*
6.2	Purchase Agreement. – Series Golden Dahlia 02*
6.3	Purchase Agreement – The Flawless Collection Series 03
6.4	Assignment of Bill of Sale Series Argyle 01 *
6.5	Assignment of Bill of Sale Series Golden Dahlia 02*
6.6	Assignment of Bill of Sales The Flawless Collection Series 03
8.1	Amendment to Escrow Agreement
11.1	Consent of Auditor*
11.2	Consent of Kwiat Series Argyle 01*
11.3	Consent of Kwiat Series Golden Dahlia 02*
11.4	Consent of IGI Series Golden Dahlia 02*
11.5	Consent of Kwiat The Flawless Collection Series 03*
12.1	Opinion of CrowdCheck Law LLP*
13.1	Testing the waters materials*
13.2	Testing the waters materials - Articles*
13.3	Testing the waters materials - Website*
13.4	Testing the waters materials – Series Golden Dahlia 02*
13.5	Testing the waters materials – The Flawless Collection Series 03*
* Previously Filed

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxus Alternatives Inc.

/s/ Dana Auslander

By: Dana Auslander, Chief Executive Officer

Date: June 7, 2023